November 2, 2011

Mr. John C. Orr
President & CEO
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

Dear John:

    It is the intention of GAMCO to nominate at least
four individuals as directors at your upcoming annual
meeting.

    I just wanted you to know this.

                                    Sincerely,

MJG/rp   Mario J. Gabelli